ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

JUNE 30, 2005

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Management Discussion and Analysis

For the Six Month Period Ended June 30, 2005

This discussion and analysis of financial position and results of operations is prepared as at August 19, 2005 and should be read in conjunction with the interim consolidated financial statements for the six month period ended June 30, 2005 with the related notes thereto.  Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and as a result do not contain all disclosure required under generally accepted accounting principles for annual financial statements.  Accordingly, readers may want to refer to the December 31, 2004 annual audited consolidated financial statements and accompanying notes.  All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.  This discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

The Company is an exploration company dedicated to the identification, acquisition and exploration of silver and gold projects.  The Company’s strategy is to advance its projects through prospecting and drilling stages and to seek new partners through joint-ventures or other associations to fund continued project development.  By following this strategy, Esperanza plans on holding a large portfolio of silver and gold prospects, which will allow it to maximize exploration activities while minimizing its funding requirements and risk.

La Esperanza Project, Mexico

The Company has been conducting a program of outcrop sampling in areas under concession preparatory to a drill program. On July 22, 2005 the Company reached a long-term exploration agreement with the local community of Tetlama which owns the surface land. This agreement allows Esperanza full access to the property for all exploration purposes. The Company is now updating all exploration and drill permits.

During the first six months of 2005, the Company incurred exploration and acquisition expenditures of $383,799 on the Esperanza project, with most of the cost related to drilling, drilling-related assays and geological consultants.  Results of the drilling can be found on SEDAR at www.sedar.com or the Company’s website at www.esperanzasilver.com.  The Company met its expenditure commitment of US$225,000 on the property and in May 2005, made the third option payment to Recursos Cruz del Sur S.A. de C.V., the underlying title holder, which consisted of a payment of US$25,000 and the issuance of 40,000 common shares

Generative Exploration

The Company has conducted numerous mineral property investigations in its continuing search for new projects.

During August of 2005, the Company announced the acquisition of the San Luis project via claim-staking. The project is located in the central highlands of Peru. High-grade silver and gold has been found in a newly-discovered vein system. The project is considered grass-roots and significant exploration is required prior to any resource definition. The project was acquired under a prospecting agreement with Silver Standard Resources Inc. (“Silver Standard”).  Silver Standard has informed the Company that, under the terms of the prospecting agreement, it has elected to form a separate joint-venture for the San Luis project.

On March 29, 2005, the Company announced the formation of a prospecting joint-venture with Silver Standard Resources Inc. The purpose of the joint-venture will be to identify and acquire new silver prospects in Peru. Silver Standard will contribute US$300,000 and Esperanza US$200,000 toward the identification and acquisition of new grass-roots prospects.  Silver Standard may elect to form a separate  50%-50% joint-venture on any properties acquired.  Silver Standard may additionally elect to increase its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. It may increase its ownership to 80 percent in phases by funding feasibility and development activities.

On May 5th, 2004, the Company acquired the Estrella project located in Peru, consisting of 400 hectares covering known outcrops of silver and copper bearing sandstones.  In May 2005, the Company decided to abandon the Estrella property because exploration results to that date did not meet the Company’s criteria to warrant further investment.

On December 15, 2003 the Company acquired the Flor de Loto project in Peru consisting of 1,000 hectares covering high-grade silver veins which surround a 250 meter by 60 meter area of silver-bearing hydrothermal breccia.  The Company paid US$5,000 on signing the option agreement and will have to make additional payments as described in note 4 of the interim consolidated financial statements. During the six month period ended June 30, 2005, Esperanza incurred an additional $38,095 of exploration expenditures on this property.

Atocha Project, Bolivia

During the six month period ended June 30, 2005, the Company incurred a further $40,579 in expenditures on this project for property taxes and some direct exploration costs.  The Company is currently in discussion with several mining groups as a joint venture partner in order to continue development of this property.

Liquidity and Capital Resources

The Company started 2005 with working capital of about $1,409,858 and working capital as at June 30, 2005 was $549,861 excluding restricted cash and Peru exploration program advances of $94,161.  The decrease in working capital of $859,997 was due mainly to cash used in operations (loss plus non-cash items) of $318,620 and the investment in mineral properties of $485,367.  The Company also invested $9,460 in equipment.  Esperanza also received $4,000 in proceeds from shares issued on the exercise of warrants.

The Company may require additional working capital if it acquires additional mineral properties.

Subsequent to June 30, 2005, the Company received $331,600 pursuant to the exercise of 829,000 share purchase warrants.

Quarterly Information

	2005	2005	2004	2004
Quarter Ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Operating Expenditures	$ 459,558	$ 155,398	$ 268,602	$ 354,957
Loss for the period	459,558	150,602	260,727	348,737
Loss per Share (Basic and Diluted)	0.02	0.01	0.01	0.02

	2004	2004	2003	2003
Quarter Ended	Jun. 30	Mar. 31	Dec. 31	Sept. 30
Operating Expenditures	$ 171,037	$ 143,045	$ 306,548	$ 216,400
Loss for the period	166,795	133,823	306,626	216,400
Loss per Share (Basic and Diluted)	0.01	0.01	0.02	0.01

Esperanza has been operating at a consistent level over the past eight quarters.

2003

Operating costs increased in the fourth quarter of 2003 compared to the third quarter due mainly to the recognition of approximately $131,000 of stock based compensation costs.

2004

In the first quarter of 2004, operating costs declined from the prior quarter because no stock based compensation costs were recognized and because there was a lower level of property examination costs due to the shift in focus from regional exploration to property development costs which are capitalized.  Operating costs increased marginally in the second quarter of 2004 due to higher administrative costs related to annual filings and shareholder communications.  In the third quarter, costs increased by $183,920.  This was due to the recognition of approximately $203,000 of stock based compensation costs.  Operating expenditures declined in the fourth quarter of 2004 because stock-based compensation was lower by approximately $194,000 compared to the prior quarter.  However this was partially offset by increased expenditures on property examinations, higher investor relations costs, higher transfer agent and filing fees and higher foreign exchange losses.

2005

In the first quarter of 2005, operating costs declined significantly from the fourth quarter of 2004 as the Company reduced its expenditures on regional property examination costs from approximately $76,000 to about $31,000, incurred lower costs for investor relations and had an exchange gain compared to an exchange loss in the previous quarter.  In the second quarter of 2005, Esperanza’s operating expenditures increased by $303,620 over the first quarter.  The main increases in costs were due to stock-based compensation, investor relations and the write-down of capitalized exploration expenditures.

Results of Operations

During the three-month-period ended June 30, 2005, the Company earned no royalty revenue (2004 - $4,242) from a part of its Atocha property as a result of the fact that a lease agreement with a local mining contractor was cancelled in March of 2005.    The Company incurred operating expenses of $459,558 (2004 - $171,037).  The largest single increase in operating costs was the result of recognizing $231,769 of stock-based compensation expense compared to $Nil in 2004.  Accounting and legal costs were lower for the current quarter than for the prior comparable period because in 2004, the Company incurred some legal expenses in Mexico and Bolivia related to property acquisitions and there were no corresponding expenditures in 2005.  Investor relations cost were higher than 2004 because the Company increased its presence at investor conferences and raised its investor profile in investor newsletters.  Property examination costs increased significantly from the prior year because Esperanza undertook a higher level of regional exploration activity in Mexico and Peru in order to acquire additional exploration properties. In the current quarter Esperanza also wrote off $32,894 of capitalized mineral property costs relating the Estrella property and there was no equivalent cost recorded in prior comparative period.

The Company spent more on property examination costs in the current quarter compared to 2004 mainly due to increased regional exploration in Mexico and Peru.  The Company’s property examination expenditures for the three-month-period ended June 30, 2005 and 2004 are as follows:

Property Examination Costs	Three-Month-Period ended	Three-Month-Period ended
	June 30, 2005	June 30, 2004

Peru exploration program	$ 27,487	$ -
Assay	906	1,008
Geologist & field costs	15,931	3,608
Database	12,500	-
Legal	3,587	6,806
Mapping and surveying	(1,645)	-
Property exams and maintenance	-	3,080
Office and travel	1,690	9
Total	$ 60,456	$ 14,511

Transactions with Related Parties

The Company entered into a Services Agreement dated March 1, 2000 with Quest Management Corp. (“Quest”), a company related by virtue of a director in common.  Under this agreement, the Company paid a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  During the three-month-period ended March 31, 2005, a total of $Nil (2004 - $10,500) was charged by Quest.

Effective April 1, 2004, the Company revised its services agreement with Quest Management Corp.  Quest will provide office space on a monthly rental but Esperanza will pay directly for its supplies and will pay consultants directly for accounting and other administrative services. During the six-month-period ended June 30, 2005, a total of $6,000 (2004 - $3,000) was charged by Quest for rent.

The Company also has a consulting agreement with its President for US$7,625 per month plus health insurance benefits.  During the six-month-period ended June 30, 2005, the President was paid $65,159 (2004 - $73,023) in consulting fees and health insurance benefits and $7,947 (2004 - $7,753) in rent.  As at June 30, 2005, $12,772 (2004 - $13,148) was payable to the President of the Company for the above services and $10,675 (2004 - $10,675) had been advanced to the President for travel expenses.  These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by related parties.

Subsequent events

Subsequent to June 30, 2005, the following transactions occurred:

a)

The Company issued 829,000 common shares for proceeds totaling $331,600 pursuant to the exercise of share purchase warrants while the remainder of these warrants, enabling the holders to acquire up to 498,000 common shares at a price of $0.40 per share, expired unexercised; and

b)

The Company granted stock options enabling the holders to acquire up to 30,000 common shares at an exercise price of $0.355 per share.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates.  The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars.  At this time there are no currency hedges in place.  The Company does not have any employees.  All work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at August 19, 2005, there were 27,528,515 common shares issued and outstanding.  There were also 2,535,000 stock options outstanding to directors and consultants with exercise prices ranging between $0.25 and $0.75 per share.  Of the options outstanding, 2,305,002 have vested.  There are also 7,137,925 warrants outstanding which expire between November 22, 2005 and December 1, 2006 with exercise prices ranging between $0.55 and $1.50 per share.  Refer to Note 5 of the interim consolidated financial statements for more details on these outstanding securities.

Esperanza Silver Corporation

Unaudited Interim Consolidated Financial Statements

June 30, 2005

The accompanying unaudited interim financial statements of Esperanza Silver Corporation for the six-month-period ended June 30, 2005 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These financial statements have not been reviewed by the Company’s external auditors.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Interim Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

 As at

As at

 June 30,

December 31,

2005

2004

ASSETS

Current assets:

Cash and cash equivalents

$

559,648

$

1,450,716

Restricted cash (Note 4(e))

144,711

-

Receivables

62,303

25,562

Prepaid expenses

23,035

15,675

789,697

1,491,953

Equipment (Note 3)

17,434

8,836

Mineral properties (Note 4)

7,448,199

6,985,726

$

8,255,330

$

8,486,515

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

      Accounts payable and accrued liabilities

$          95,125

$       82,095                       .

      Peru exploration program advances (Note 4(e))

          94,161

                  -                     .

                                                                                                                             189,286                      82,095

Shareholders’ Equity:

Share capital (Note 5)

8,119,024

8,105,024

Contributed surplus (Note 5)

2,687,785

2,430,001

Deficit

(2,740,765)

(2,130,605)

8,066,044

8,404,420

$

8,255,330

$

8,486,515

Nature of operations (Note 1)

Commitments (Note 4)

Subsequent events (Note 7)

See accompanying notes to the interim consolidated financial statements.

Approved on behalf of the Board

“Michael H. Halvorson”

Director

“William Pincus”

Director

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Interim Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three-month-period ended		Six-month-period ended
	June 30,		June 30,
	2005	2004	2005	2004

Royalty revenue	$ -)	$ 4,242	$ 4,796	$ 13,464

Operating expenses:
Accounting and legal	5,999	32,225	10,582	63,765
Administrative services (Note 6)	11,508	12,927	27,279	23,427
Amortization	420	388	862	388
Bank charges and interest expense	1,534	1,407	3,033	2,392
Consulting fees (Note 6)	32,860	35,719	65,159	73,023
Foreign exchange	(19,853)	(22,336)	(26,940)	(22,942)
Investor relations	34,404	21,604	54,638	44,792
Office and sundry	9,635	7,605	16,443	13,275
Property examination costs (Note 4(e))	60,456	14,511	91,057	36,807
Rent (Note 6)	7,405	6,926	13,947	10,753
Shareholder communications	38,557	34,323	40,317	35,593
Stock-based compensation (Note 5(f))	231,769	-	257,784	-
Transfer agent and regulatory fees	10,076	18,305	18,930	23,776
Travel and related costs	3,590	7,933	13,695	11,174
Write-down of mineral property costs (Note 4(d))	32,894	-	32,894	-
Less: interest income	(1,696)	(500)	(4,724)	(2,141)

	(459,558)	(171,037)	(614,956)	(314,082)

Loss for the period	(459,558)	(166,795)	(610,160)	(300,618)

Deficit, beginning of period	(2,281,207)	(1,354,346)	(2,130,605)	(1,220,523)

Deficit, end of period	$ (2,740,765)	$ (1,521,141)	$ (2,740,765)	$ (1,521,141)

Basic and diluted loss per share	$ (0.02)	$ (0.01)	$ (0.02)	$ (0.01)

Weighted average number of shares outstanding	26,685,010	22,562,812	26,667,471	22,386,334

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three-month-period ended		Six-month-period ended
	June 30,		June 30,
	2005	2004	2005	2004

Cash provided by (used in):

Operating activities:
Loss for the period	$ (459,558)	$ (166,795)	$ (610,160)	$ (300,618)
Items not affecting cash:
Amortization	420	388	862	388
Stock-based compensation	231,769	-	257,784	-
Write-off of mineral property costs	32,894	-	32,894	-
Changes in non-cash working capital items:
Receivables	(40,638)	(21,411)	(36,741)	(28,216)
Prepaid expenses	6,547	19,656	(7,360)	(4,785)
Accounts payable and accrued liabilities	9,043	42,655	13,030	(4,186)
	(219,523)	(125,507)	(349,691)	(337,417)

Investing activities:
Mineral property costs	(174,645)	(333,719)	(485,367)	(461,704)
Restricted cash	(144,711)	-	(144,711)	-
Purchase of equipment	(8,709)	(3,372)	(9,460)	(7,755)
	(328,065)	(337,091)	(639,538)	(469,459)

Financing activities:
Shares issued for cash	-	94,990	4,000	282,000
Peru exploration program advances	94,161	-	94,161	-
	94,161	94,990	98,161	282,000

Increase (decrease) in cash and cash equivalents	(453,427)	(367,608)	(891,068)	(524,876)

Cash and cash equivalents, beginning of period	1,013,075	950,544	1,450,716	1,107,812

Cash and cash equivalents, end of period	$ 559,648	$ 582,936	$ 559,648	$ 582,936

Supplementary information:

Interest paid during the period	$ -	$ -	$ -	$ -
Income taxes paid during the period	-	-	-	-
Shares issued for mineral property (Note 4(a))	10,000	-	10,000	-

				)

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2005

1.

Nature of operations

Esperanza Silver Corporation (the “Company”) was formed effective December 1, 1990 by way of amalgamation pursuant to the Company Act (British Columbia).  The Company’s principal business activities include the acquisition, exploration and development of resource properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain resources that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and from future profitable production or proceeds from the disposition of the mineral properties.

2.

Basis of Presentation:

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  In the opinion of management, the accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods.  Operating results for the six-month-period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.  These interim consolidated financial statements follow the same accounting policies as the annual audited consolidated financial statements of the Company for the year ended December 31, 2004.  Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s 2004 annual audited consolidated financial statements and notes thereto.

3.

Equipment:

			June 30, 2005 (unaudited)	December 31, 2004
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value

Office equipment	$ 19,876	$ 2,442	$ 17,434	$ 8,836

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2005

4.

Mineral properties:

The continuity of expenditures on mineral properties is as follows:

	Mexico	Bolivia	Peru	Total
Balance, December 31, 2004	$ 306,355	$ 6,642,356	$ 37,015	$ 6,985,726

Acquisition Costs and option payments	41,188	-	-	41,188

Exploration and Development:
Assays	18,074	11,052	-	29,126
Drilling	180,012	-	-	180,012
Field costs	9,090	1,146	-	10,236
Geological studies	76,296	3,161	56,640	136,097
Mapping and surveying	10,453	-	13,095	23,548
Travel food and accommodation	41,331	2,176	1,254	44,761
Property tax	7,355	23,044	-	30,399

	690,154	6,682,935	108,004	7,481,093
Less: written-off during the period (Note 4(d))	-	-	(32,894)	(32,894)

Balance, June 30, 2005	$ 690,154	$ 6,682,935	$ 75,110	$ 7,448,199

a) Esperanza Property

The Company entered into an option agreement with Recurso Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire a 100% interest, subject to a 3% net smelter royalty, in the Esperanza silver/gold project in Moulas State, Mexico, for cash payments totaling $2,000,000 and the issuance of 170,000 common shares of the Company.  The schedule for payments and the issuance of shares is as follows:

Date Due	Cash Payment	Shares to be Issued	Status

On signing of agreement	US $ 15,000	25,000	paid / issued
On May 7, 2004	US $ 15,000	25,000	paid / issued
On May 7, 2005	US $ 25,000	40,000	paid / issued
On May 7, 2006	US $ 25,000	40,000
On May 7, 2007	US $ 25,000	40,000
On May 7, 2008	US $1,895,000	-
	US $2,000,000	170,000

The Company has met its requirement to spend an aggregate of US$225,000 on exploration by May 7, 2005.  As of June 30, 2005, the Company had spent $690,154 towards this commitment.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2005

4.

Mineral properties (continued):

b)

Atocha Property

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia, pursuant to the business combination with Compania Minera General Minerals (Bolivia) S.A.   The Company made payments of US$74,000 in 2004 to complete the acquisition of 850 hectare Los Mangales concession, title to which has now been transferred directly to the Company’s Bolivian subsidiary.  The vendor will also receive a 1.5% Net Smelter Return (“NSR”) royalty in the minerals produced from this property.  The Company, at its option, can purchase the royalty for US$202,000.

On March 24, 2004, the Company acquired an additional 4,925 hectares adjacent to its Atocha property in Bolivia.  The concessions were acquired directly and have no further obligations other than annual tax assessments which are minimal.

c)

Flor de Loto

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometres northeast of Lima.  The property consists of two concessions totaling 1,000 hectares.  On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner.  Esperanza must make the following payments to maintain its option:

Date Due	Cash Payment	Status

On signing of agreement	US $ 5,000	paid
On December 15, 2004	US $ 10,000	paid
On December 15, 2005	US $ 15,000
On December 15, 2006	US $ 25,000
On December 15, 2007	US $ 30,000
On December 15, 2008	US $500,000
US $585,000

In addition, the property owners will retain a 2.7% NSR.  Esperanza has no annual work or spending commitments and can abandon the property at any time without penalty.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2005

4.

Mineral properties (continued):

d)

Estrella

On May 5, 2004 the Company acquired the Estrella project located in Peru.  It consisted of 400 hectares covering known outcrops of silver and copper bearing sandstones.  The Company had acquired, through staking, an additional 1,200 hectares of mineral concession which surrounds and is contiguous to the new concessions.  The Company acquired the core concession under an option to purchase agreement with a local prospector.

During the current period, the Company decided to abandon this property and, as a result, wrote-off costs totaling $32,894.

e)

Peru Exploration Program

The Company entered into a joint exploration program agreement with Silver Standard Resources Inc. (“Silver Standard”) to prospect for new bulk mineable silver deposits in central Peru.

Under the terms of the agreement, Silver Standard will contribute US$300,000 ($130,828 contributed to June 30, 2005) and Esperanza will contribute US$200,000 ($87,219 contributed to June 30, 2005) during the first two years of the program.  These funds will be used for the identification and acquisition of new prospects.  This phase will be managed by Esperanza. Upon acquisition of any prospect, Silver Standard may elect to form a separate 50%-50% joint-venture regarding the property.  Silver Standard will have the right to increase its ownership in any new prospect to 55 percent by spending an additional US$500,000 on that prospect and will also have the right to finance any new prospect to production, thereby increasing its ownership to 80 percent.

During the current period, Peru exploration program expenditures incurred totaled $73,336, of which $36,668 were recovered from Silver Standard.

As at June 30, 2005, the excess of cash calls over expenditures incurred totaled $144,711, which funds have been recorded as restricted cash for use in funding the Peru exploration program.

5.

Share capital:

a)

Authorized:

Unlimited number of common shares without par value.

b)

Issued and outstanding:

	Number of Shares	Stated Value	Contributed Surplus
Balance, December 31, 2004	26,649,515	$ 8,105,024	$ 2,430,001

Shares issued pursuant to exercise of warrants	10,000	4,000
Shares issued for mineral property option payment	40,000	10,000
Stock-based compensation			257,784

Balance, June 30, 2005	26,699,515	$ 8,119,024	$ 2,687,785

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2005

5.

Share capital (continued):

c)

Stock Options:

As at June 30, 2005, the following options were outstanding:

	Number Outstanding	Exercise Price	Number Vested	Expiry Date
Options granted August 18, 2003	1,000,000	$ 0.25	860,000	8/18/2008
Options granted September 1, 2003	150,000	$ 0.75	100,002	9/1/2008
Options granted May 6, 2004	80,000	$ 0.58	40,000	5/6/2009
Options granted September 9, 2004	400,000	$ 0.53	400,000	9/9/2009
Options granted June 14, 2005	875,000	$ 0.40	875,000	6/14/2010
	2,505,000		2,275,002

d)

 Warrants:

As at June 30, 2005, the following warrants were outstanding:

Number Outstanding	Exercise Price		Expiry Date
1,327,000	$ 0.40	(i)	08/18/05
1,100,000	$ 1.50	(ii)	11/22/05
77,200	$ 1.50	(ii)	11/22/05
4,000,000	$ 1.05		12/23/05
1,875,000	$ 0.55		12/01/06
85,725	$ 0.55		12/01/06
8,464,925

(i) Each warrant entitles the holder to purchase one common share at a price of $0.40 until August 18, 2005. Subsequent to June 30, 2005, 598,000 of these warrants expired unexercised.

(ii) Each warrant entitles the holder to purchase one common share at a price of $1.50 until November 22, 2005.  but if the closing price for more than 20 consecutive trading days is greater than $2.00 per share until November 22, 2005, then the warrant must be exercised by the holder within 15 days of written notice thereof from the Company or they will terminate.

e)

Escrowed Shares:

As at June 30, 2005, there were 697,500 shares held in escrow.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2005

5.

Share capital (continued):

(f)

Stock-based Compensation and Contributed Surplus:

During the six-month-period ended June 30, 2005, the Company granted 875,000 stock options with an exercise price of $0.40 per share, expiring June 14, 2010.  As a result, stock-based compensation expense totaling $212,728 was charged to operations with the offsetting amount credited to contributed surplus on the balance sheet.

The following assumptions were used for the Black-Scholes valuation of options granted and vested during the current period:

Risk-free interest rate

3.33%

Expected life of options

           5 years

Annualized volatility

   71%

Dividend rate

     Nil

In addition, pursuant to stock options granted prior to January 1, 2005, the Company accrued  stock-based compensation expense totaling $26,015 (2004 - $Nil),  calculated using the Black-Scholes option pricing model.  The offsetting amount was credited to contributed surplus on the balance sheet.  The weighted average fair value of the accrual for unvested options during the current period was $0.096 per share.

The following assumptions were used for the Black-Scholes valuation of options granted and vested during the current period:

Risk-free interest rate

3.82%

Expected life of options

        4-5 years

Annualized volatility

   94%

Dividend rate

     Nil

6.

Related party transactions:

The Company entered into a Services Agreement with Quest Management Corp. (“Quest”), a company related by virtue of a director in common, dated March 1, 2000.  Under this agreement, the Company paid Quest a fee of $3,500 per month plus expenses for office space, supplies and accounting services.  During the six-month-period ended June 30, 2005, $Nil (2004 - $10,500) was charged by Quest.  This Services Agreement was revised in April of 2004, such that Quest will provide only office space on a monthly rental commencing April 1, 2004.   During the six-month-period ended June 30, 2005, $6,000 (2004 - $3,000) was charged by Quest for rent expense.

The Company has a consulting agreement with its President for US$7,625 per month plus health insurance benefits.  During the six-month-period ended June 30, 2005, the President was paid $65,159 (2004 - $73,023) in consulting fees and health insurance benefits and $7,947 (2004 - $7,753) in rent.  As at June 30, 2005, $12,772 (2004 - $13,148) was payable to the President for the above services and $10,675 (2004 - $10,675) was advanced for travel expenses.

6.

Related party transactions (continued):

Theses transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

7.

Subsequent events:

Subsequent to June 30, 2005, the following transactions occurred:

a)

The Company issued 829,000 common shares for proceeds totaling $331,600 pursuant to the exercise of share purchase warrants while the remainder of these warrants, enabling the holders to acquire up to 498,000 common shares at a price of $0.40 per share, expired unexercised; and

b)

The Company granted stock options enabling the holders to acquire up to 30,000 common shares at an exercise price of $0.355 per share.